June 13, 2011	News Release 11-15

PIRQUITAS OPERATIONS UPDATE

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ:SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced today that its operations team has completed several mine and mill enhancements at the Pirquitas mine; and as a result, the mine continues toward delivering 2011 production guidance and long-term, predictable performance.

In March 2011, the tertiary crushing capacity at Pirquitas was upgraded with the installation of a Nordberg HP 500 cone crusher. On April 20, the ball mill was shut down for a re-build of its main gear box to enable the ball mill to operate at maximum capacity. Since recommencing ball mill production on May 3, the plant has produced an average of 4,200 tonnes per day for an effective annual silver production capacity of 10 million ounces at average reserve grades. Furthermore, the Company purchased four new Caterpillar 777F haul trucks to increase mine stripping capacity.

In May 2011, a concentrate marketing consultant was retained to review contract terms for the Company’s concentrate sales, and a rotary kiln is being installed to reduce excess concentrate moisture. Both initiatives are expected to improve long-term sales contract terms. Refinements to the Pirquitas concentrate sales contract terms are expected to be complete by the end of 3Q 2011.

In April 2011, silver production was 362,000 ounces prior to the ball mill shut down on April 20. In May 2011, silver production was 843,000 ounces, the second highest single monthly production total to date, and resulted from 30 days of continuously processing average reserve grade ore.

Silver Standard re-affirms 2011 silver production guidance of 8.5 million ounces of silver and 10 million pounds of zinc. Operating costs are still expected to be $9.00 per ounce cash production costs, net of by-product credits, and $19.00 per ounce cash operating costs.

SOURCE: Silver Standard Resources Inc.

Contact:

W. John DeCooman Jr., Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
Email: invest@silverstandard.com

Cautionary Statements on Forward-Looking Information: Statements in this news release relating to the estimated production of silver and zinc, estimated operating and production costs and the Company’s ability to enter into one or more favourable concentrate sales agreements, all relating to the Pirquitas Mine, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within Canadian securities laws (collectively "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to Silver Standard's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the Company's mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine; risks and uncertainties associated with new mining operations including start-up delays and operational issues; risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F, and in the Management Discussion and Analysis under the heading "Risks and Uncertainties" and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

The TSX has neither approved nor disapproved of the information contained herein.

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